

July 23, 2015

Ronald A. Woessner
Chief Executive Officer
COPsync, Inc.
16415 Addison Road, Suite 300
Addison, Texas 75001

      Re: COPsync, Inc.
            Preliminary Information Statement on Schedule 14C
            Response dated July 20, 2015
            File No. 000-53705

Dear Mr. Woessner:

We have reviewed your July 20, 2015 response to our prior comment letter and have the following comment.

General

1. We note your response to prior comment 1 of our letter dated July 15, 2015. While we note your assertion that Messrs. Alosa, Sr. and Chaney acted in their capacity as stockholders, not as directors, to contact immediate family members and that the company did not take part in these discussions, we are unable to concur that this action does not constitute a solicitation. As you know, Schedule 14C may be used only when there is no solicitation or the solicitation is exempt. Based on your response, it appears that you are not eligible to file on Schedule 14C and that you should instead file a proxy statement on Schedule 14A.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

                        Sincerely,

                        /s/ Maryse Mills-Apenteng

                        Maryse Mills-Apenteng
                        Special Counsel

cc: Alex McClean, Esq.